Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Celanese Corporation:
We consent to the incorporation by reference in the registration statement (No. 333-133934) on Form S-3 of Celanese Corporation and subsidiaries of our report dated February 20, 2007, with respect to the consolidated balance sheets of Celanese Corporation as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the years ended December 31, 2006 and December 31, 2005 and the nine month period ended December 31, 2004, and all related financial statement schedules, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006 annual report on Form 10-K of Celanese Corporation.
Our report dated February 20, 2007 contains explanatory paragraphs related to (1) the Company’s adoption of Statement of Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and Statement of Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” both of which were adopted during the year ended December 31, 2006 and (2) the Company’s acquisition of 84.3% of the outstanding stock of Celanese AG in a business combination in April 2004. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.
/s/ KPMG LLP
Dallas, Texas
May 1, 2007